NEUBERGER BERMAN ALTERNATIVE FUNDS

CLASS R6
 ADMINISTRATION AGREEMENT
SCHEDULE A

The Class R6 of the Series of Neuberger Berman Alternative Funds currently subject to this Agreement is as follows:

Neuberger Berman Absolute Return Multi-Manager Fund
Neuberger Berman Global Allocation Fund
Neuberger Berman Hedged Option Premium Fund
Neuberger Berman Long Short Credit Fund
Neuberger Berman Multi-Asset Income Fund
Neuberger Berman U.S. Equity Index PutWrite Strategy Fund

Date:  April 4, 2017